Exhibit 2

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone:	(61 2) 9216 0390
Facsimile:	(61 2) 9226 1888

3 September 2004

Companies Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY    NSW    2000

Dear Sir/Madam

Option Grant – Westpac Performance Plan (series 126)

Performance Options (options) were granted on 3 August 2004 under the Westpac Performance Plan to eligible employees of members of the Westpac Group.  Details are:

1.	Closing date of issue	27 July 2004

2.	Number of options issued	102,372

3.	Amount paid per option	Nil

4.	Issue price or consideration	$17.65

5.	Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.

6.	The options will not be listed and are not transferable.

7.

Subject to satisfaction of performance requirements as set out in the Plan, options will vest and may be exercised in multiples of 1000 no earlier than 3 years from the date of grant and no later than 10 years from the date of grant. If not exercised, the options will lapse.

8.

On retirement, retrenchment, death, temporary and permanent disablement and an employer ceasing to be a Westpac subsidiary, unvested options may vest (in certain circumstances subject to satisfaction of performance requirements and on a pro-rated basis) and vested options are to be exercised within 12 months, or within 10 years, whichever is the sooner – otherwise the options will be forfeited. On resignation, vested options are to be exercised within 3 months or within 10 years, whichever is the sooner – otherwise the options will be forfeited.

9.	On dismissal options will be forfeited.

10.	Options shall not participate in any bonus issue of securities unless and until they are exercised.

11.	Listing Rule 7.1 applies to this issue of options.

Yours sincerely

Emma Lawler

Head of Group Secretariat (Acting)